

June 18, 2012

Via E-mail
Stanley A. Hirschman
President
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439

> **Re:** **Optex Systems Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 30, 2012**
> **File No. 333-173502**

Dear Mr. Hirschman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. Please revise your summary to disclose and quantify your net loss for the six months ended April 1, 2012, your net income for the fiscal year ended October 2, 2011 and your net loss for the fiscal year ended October 3, 2010.

2. Please revise your summary to disclose and quantify your accumulated deficit as of April 1, 2012

3. Please revise your summary to disclose and quantify the extent to which you are dependent on a limited number of customers. We note the disclosure in the second risk factor on page 10.

Security Ownership of Certain Beneficial Owners and Management, page 51

4.   We note your response to prior comment 2. It does not appear that the disclosure in the table in this section has been updated to include the options issued to officers and directors mentioned on page 59. Please advise or revise.

5.   Please tell us why the table in this section does not include a separate row for Alpha Capital. Also, update the disclosure in footnote 4 on page 52 given the increase in the number of shares issuable to Alpha Capital.

Item 16. Exhibits and Financial Statement Schedules, page II-4

6.   Please revise to include the interactive data file exhibit required by Regulation S-K Item 601.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Stanley A. Hirschman
Optex Systems Holdings, Inc.
June 18, 2012
Page 3

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (e-mail): Jolie G. Kahn, Esq.